Exhibit 99.7

EARLY WARNING REPORT

Made Pursuant To Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, National Instrument 62-103 – The Early Warning System and Related Take-Over bid and Insider Reporting Issues and Section 102.1 of the Securities Act (Ontario)

This report is made pursuant to the provisions of the securities legislation referred to above in connection with certain acquisitions of securities of Cream Minerals Ltd. (“Cream”).

1.

Name and address of Offeror.

Pinetree Capital Ltd. (“Pinetree” or the “Offeror”) The Exchange Tower

130 King Street West, Suite 2500

Toronto, Ontario  M5X 1A9

2.

Designation  and  number  or  principal  amount  of  securities  and  the  Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On December 22, 2010, the Offeror acquired ownership of 5,000,000 common shares of Cream (the “Common Shares”) and 5,000,000 share purchase warrants of Cream (each, a “Warrant”) (each Warrant entitling the holder thereof to acquire one additional Common Share at a price per common share of $0.24 until December 21, 2012). In the event that the Warrants are fully exercised, these holdings represent approximately 7.0% of the total issued and outstanding common shares of Cream as of December 22, 2010, calculated on a partially diluted basis assuming the exercise of the Warrants only.

3.

Designation  and  number  or  principal  amount  of  securities  and  the  Offeror’s securityholding   percentage   in   the   class   of   securities   immediately   after   the transaction or occurrence giving rise to the obligation to file the news release.

Immediately following the acquisition noted in item 2 above, the Offeror owns an aggregate of 16,000,000 common shares of Cream, including the Common Shares, and rights to acquire an additional 7,000,000 common shares of Cream upon exercise of certain convertible securities, including the Warrants (the “Convertible Securities”).  In the event that the Convertible Securities are fully exercised, the Offeror’s ownership of Cream would represent a total of 23,000,000 common shares of Cream, or approximately

15.9% of all issued and outstanding common shares as at December 22, 2010, calculated on a partially diluted basis assuming the exercise of the Convertible Securities only.

4.

Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

	(a)	the Offeror, either alone or together with any joint actors, has ownership and control;
See 2. above.
	(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and
NIL
	(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership
NIL
5.	(a)	The name of the market where the transaction or occurrence that gave rise to the news release took place.

N/A

(b)       The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

See Item 9., below.

6.

The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The Common Shares and Warrants noted in item 2. above were acquired for investment purposes.  The Offeror may from time to time acquire additional securities of Cream, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including  agreements  with  respect  to  the  acquisition,  holding,  or  disposition  or voting of any of the securities.

These Common Shares and Warrants noted in item 2. above were acquired pursuant to a subscription agreement dated December 14, 2010 between Cream and the Offeror.

8.

Names of joint actors in connection with the disclosure required in this report.

N/A

9.

In  the  case  of  a  transaction  or  occurrence  that  did  not  take  place  on  a  stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror.

The Common Shares and Warrants noted in item 2. above were acquired pursuant to a private placement for aggregate consideration of $800,000 (being $0.16 per unit). The Warrants are exercisable at a price of $0.24 per share until December 21, 2012.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 in respect of the reporting issuer’s securities.

N/A

11.

If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance.

N/A.

DATED as of the 23rd day of December, 2010.

PINETREE CAPITAL LTD.

“Richard Patricio” Richard Patricio

Vice-President, Legal & Corporate Affairs